Exhibit 99.15

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2011, 2010 and 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ "Shastri Ramnath"	/s/ "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 25, 2011

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bridgeport Ventures Inc.

We have audited the accompanying consolidated financial statements of Bridgeport Ventures Inc. and its subsidiaries, which comprise the consolidated balance sheets as at April 30, 2011 and 2010, the consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity and the consolidated statements of cash flows for each of the years in the three-year period ended April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. and its subsidiaries as at April 30, 2011 and 2010, and their financial performance and cash flows for each of the years in the three-year period ended April 30, 2011 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
/s/ McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 25, 2011

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at April 30,	2011	2010
Assets
Current assets
Cash and cash equivalents	$22,870,894	$11,137,382
Amounts receivable and prepaids	328,637	130,342
Short term investment (Note 6(b))	280,000	-
	23,479,531	11,267,724
Interest in exploration properties and deferred exploration expenditures (Note 6)	7,659,047	3,840,460
Equipment (Note 7)	42,902	26,007
	$31,181,480	$15,134,191
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$1,046,868	$325,079
Future income tax liability (Note 11)	-	424,189
	1,046,868	749,268

Shareholders' Equity
Capital stock (Note 8)	31,364,501	11,798,967
Warrants (Note 10)	5,604,011	3,679,500
Contributed surplus	2,395,717	1,017,759
Deficit	(9,404,617)	(2,111,303)
Accumulated other comprehensive income	175,000	-
	(9,229,617)	(2,111,303)
	30,134,612	14,384,923
	$31,181,480	$15,134,191

Commitments and Contingencies (Note 15)
Subsequent events (Note 16)

Approved on behalf of the board:

signed " Hugh Snyder "	signed "Graham Clow"
Director	Director

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

For the year ended April 30,	2011	2010	2009

Expenses
Stock-based compensation (Note 9)	$1,352,186	$1,017,759	$-
Professional fees (Note 12)	787,883	309,989	12,238
Reporting issuer costs	120,173	216,004	-
Management fees (Note 12)	85,313	94,500	-
Business development	183,796	153,415	-
General and administrative	974,740	162,037	3,601
Foreign exchange loss (gain)	(89,826)	60,854	-
Amortization	9,067	991	-

Loss before the under-noted	3,423,332	2,015,549	15,839

Write-off of exploration property (Note 6(a)(d)(e)(f))	4,474,945	-	161,023
Interest and other income	(155,774)	(22,151)	(4,410)

Net loss before taxes	7,742,503	1,993,398	172,452

Future income tax (recovery) (Note 11)	(449,189)	(15,200)	(48,600)

Net loss for the period	7,293,314	1,978,198	123,852

Unrealized gain on available- for sale securities, net of tax of $25,000 (Note 6(b))	(175,000)	-

Comprehensive loss for the period	$7,118,314	$1,978,198	$123,852

Net loss per share
- basic and diluted	$0.20	$0.12	$0.02

Weighted average number of shares outstanding
- basic and diluted	36,402,004	17,111,690	7,895,000

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2008	$367,100	$-	$-	$-	$(9,253)	$357,847
Net loss for the year	-	-	-	-	(123,852)	(123,852)

Balance, April 30, 2009	367,100	-	-	-	(133,105)	233,995
Issued for exploration property interest (Note 6(b))	19,500	-	-	-	-	19,500
Initial public offering, net of costs (Note 8(a))	634,955	366,812	-	-	-	1,001,767
Private placement, net of costs (Note 8(b))	8,722,037	3,314,563	-	-	-	12,036,600
Acquisition of Rio Condor Resources S.A. (Note 5)	2,040,000	-	-	-	-	2,040,000
Exercise of warrants (Note10)	13,500	-	-	-	-	13,500
Value of warrants exercised (Note10)	1,875	(1,875)	-	-	-	-
Stock-based compensation (Note 9)
- Officers and directors	-	-	495,205	-	-	495,205
- Employee	-	-	20,493	-	-	20,493
- Consultants	-	-	502,061	-	-	502,061
Net loss for the period	-	-	-	-	(1,978,198)	(1,978,198)

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Shareholders' Equity (continued)
(Expressed in Canadian Dollars)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs (Note 8(d))	13,885,090	2,003,127	-	-	-	15,888,217
Exercise of warrants	452,600	-	-	-	-	452,600
Value of warrants exercised (Note 10)	100,144	(100,144)	-	-	-	-
Warrants expired (Note 10)	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties (Note 8(c))	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued (Note 10)	(47,300)	47,300	-	-	-	-
Stock-based compensation (Note 9)
- Officers and directors	-	-	1,032,500	-	-	1,032,500
- Employee	-	-	30,081	-	-	30,081
- Consultants	-	-	289,605	-	-	289,605
Unrealized gain on available- for sale securities, net of tax of $25,000 (Note 6(b))	-	-	-	175,000	-	175,000
Net loss for the period	-	-	-	-	(7,293,314)	(7,293,314)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,404,617)	$30,134,612

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	2011	2010	2009

(Used in) provided by:

Operations activities
Net loss for the period	$(7,293,314)	$(1,978,198)	$(123,852)
Items not affecting cash:
Stock-based compensation (Note 9)	1,352,186	1,017,759	-
Amortization	9,067	991	-
Write-off of exploration property (Note 6(a)(d)(e)(f))	4,474,945	-	161,023
Future income tax recovery	(449,189)	(15,200)	(48,600)
Changes in non-cash working capital:
Amounts receivable and prepaids	(198,295)	(120,937)	(4,114)
Accounts payable and accrued liabilities	(31,419)	162,392	20,954

	(2,136,019)	(933,193)	5,411

Financing activities
Issue of securities	17,702,600	13,803,500	-
Share issue costs	(1,361,783)	(751,633)	-

	16,340,817	13,051,867	-

Investing activities
Cash acquired upon acquisition of Rio Condor Resources S.A. (Note 5)	-	7,207	-
Costs of acquisition of Rio Condor S.A. Resources (Note 5)	-	(32,632)	-
Expenditures on exploration properties	(2,465,324)	(1,032,653)	(191,955)
Option payment received (Note 6(b))	20,000	-	-
Additions to equipment	(25,962)	(26,998)	-

	(2,471,286)	(1,085,076)	(191,955)

Net change in cash and cash equivalents	11,733,512	11,033,598	(186,544)

Cash and cash equivalents, beginning of the year	11,137,382	103,784	290,328

Cash and cash equivalents, end of the year	$22,870,894	$11,137,382	$103,784

Supplemental disclosure of cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

1.     Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the development stage as defined by CICA Handbook Accounting Guideline 11, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon either the sale for proceeds in excess of carrying cost or the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

As at April 30, 2011, the Company had cash and cash equivalents of $22,870,894 and working capital of $22,432,663. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.     Basis of presentation and accounting policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except where disclosed below. Outlined below are those policies considered significant.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Rio Condor Resources S.A and Bridgeport Gold Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with selected financial institutions, including high interest savings accounts and certificates of deposit with maturity dates of three months or less, and cashable guaranteed instrument certificates.

Interest in Exploration Properties and Deferred Exploration Expenditures

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the year of abandonment or sale.

The Company reviews its exploration properties to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company reviews capitalized costs relating to its property interests on a periodic basis and recognizes an impairment in value based upon a review of exploration results, whether the Company has significant exploration plans in the immediate future and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. An impairment loss is recognized when the carrying amount of the exploration properties is not recoverable and exceeds its fair value. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write-down.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There were no material asset retirement obligations as at April 30, 2011, 2010 and 2009.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net loss for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet or until impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net loss for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Flow-Through Financing

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to the qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. When flow-through expenditures are renounced, the Company records the tax effect as a reduction to share capital and an increase to future income tax liabilities. To the extent that the Company has future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, a future income tax recovery is recorded in the statement of operations. The Company has indemnified the subscribers for any tax related amounts that became payable by the subscriber as a result of the Company not meeting its expenditure commitments.

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

For the years ended April 30, 2011, 2010 and 2009, all options and warrants were excluded from the computation of the diluted loss per share, because the effect would be anti-dilutive. See Notes 9 and 10 for potentially dilutive securities.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Short-term Investment

The short-term investment consists of common shares in a public company, recorded at fair value. Fair value of the investment is determined based on the bid price. In addition, the short-term investment is classified as available-for-sale.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying values of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations. Other significant estimates made by the Company include factors affecting the valuation of future tax assets and liabilities contingencies, stock-based compensation and warrants. The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

Foreign Exchange

The functional currency of the Company is the Canadian dollar. The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate which is similar to the rate incurred during the period. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of income for the current period.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on the declining balance basis per annum, based on the estimated useful life, as follows:

Computer equipment	-	30%
Software	-	20%
Office equipment	-	20%
Structures	-	20%
Machinery and equipment	-	30%

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued) Stock-based Compensation

The Company records all stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Fair Value Hierarchy and Liquidity Risk Disclosure

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level two includes inputs that are observable other than quoted prices included in level one.
  Level three includes inputs that are not based on observable market data.
	Level One	Level Two	Level Three

Cash equivalents	$23,226,135	$-	$-
Short-term investment	$280,000	$-	$-

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended July 31, 2010. While the Company has begun assessing the impact of the adoption of IFRS on its financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

3.     Capital management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors periodically.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

3.     Capital management (continued)

The Company considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at April 30, 2011 totaled $30,134,612 (April 30, 2010 - $14,384,923 and April 30, 2009 - $233,995). The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2011. The Company is not subject to any capital requirements imposed by a lending institution.

4.     Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of April 30, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash and cash equivalents balance of $22,870,894 (April 30, 2010 - $11,137,382) to settle current liabilities of $1,046,868 (April 30, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a)	Interest Rate Risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

4.     Financial risk factors (continued)

Market Risk

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, the United Sates and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

April 30,	2011	2010

Unites States Dollars
(Bank indebtedness) cash	$(375,361)	$508,464
Amounts receivable and prepaids	$1,082	$-
Accounts payable and accrued liabilities	$20,196	$82,208

Chilean Peso
Amounts receivable and prepaids	112,182,936	17,138,310
Accounts payable and accrued liabilities	199,755,213	10,568,652

c)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's short term investment in Gondwana Gold Inc. ("Gondwana Gold") (formerly "China Opportunity Inc.") is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Company has designated its cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve months period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $156,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

4.     Financial risk factors (continued)

Sensitivity Analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April,30, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $48,000 higher/lower and the reported shareholders' equity would have been approximately $48,000 lower/higher.

(iii) The Company's short term investment in the common shares of Gondwana Gold is subject to fair value fluctuations. As at April 30, 2011, if the bid price of the common shares of Gondwana Gold had changed by 10% with all other variables held constant, the other comprehensive income for the year ended April 30, 2011 before tax would have been approximately $28,000 higher/lower and reported shareholders' equity would have been approximately $28,000 higher/lower.

5.     Acquisition of Rio Condor Resources S.A.

On December 11, 2009, Bridgeport acquired all of the issued and outstanding shares (the "Shares") of Rio Condor Resources S.A. (“Rio Condor”) other than one common share of Rio Condor that is held by a local individual, as required under Chilean law, pursuant to a share purchase agreement dated November 10, 2009. Rio Condor and Bridgeport were arm's length parties at the time of the acquisition. As consideration for the Shares, Bridgeport paid $2,100 (US$2,000) cash and issued 1,200,000 common shares (valued at $2,040,000) to the former shareholder of Rio Condor. On November 30, 2009 the Company advanced US$362,500 ($400,000) to Rio Condor to enable Rio Condor to meet its property obligations. Bridgeport also paid legal fees of $30,532 in connection with the acquisition. The Bridgeport shares were valued at $1.70 per share, which is the fair market value of the Bridgeport shares, on the date the transaction closed (December 11, 2009).

Rio Condor was a Chilean private company which owned an option to purchase an undivided interest in the Rosario-Tamara properties. Rio Condor had not commenced exploration activities on its properties at the time of acquisition and no mineral resources or reserves have been identified.

The allocation of the purchase of Rio Condor’s assets and liabilities is as follows:

Assets acquired
Cash and cash equivalents	$7,207
Loan receivable	127,144
Exploration property interest (Note 6)	2,895,231
Loan payable and accounts payable and accrued liabilities	(532,761)
Future income tax liability	(424,189)

$2,072,632

Consideration paid
1,200,000 common shares	$2,040,000
Cash	2,100
Acquisition costs (legal costs)	30,532

$2,072,632

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

5.     Acquisition of Rio Condor Resources S.A. (continued)

This acquisition has been accounted for as an acquisition of net assets, rather than a business combination, as the net assets acquired did not represent a separate business operation. The excess of the purchase price over the net book value of the net assets acquired has been allocated to the interest in exploration property and includes the effect of recording a future income tax liability on the temporary differences arising on the transaction.

6.     Interest in exploration properties and deferred exploration expenditure

Year Ended April 30, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(g)	(b)	(c)(d)(e)(f)	Total

Opening balance	$-	$263,860	$3,576,600	$3,840,460
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	1,255,690	7,736	1,784,251	3,047,677
Option payment received	-	(100,000)	-	(100,000)
Write-off of exploration properties	-	-	(4,474,945)	(4,474,945)
Ending balance	$6,430,690	$171,596	$1,056,761	$7,659,047

Year Ended April 30, 2010

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(g)	(b)	(c)(d)(e)(f)	Total

Opening balance	$-	$165,932	$-	$165,932
Acquisition	-	19,500	3,047,933	3,067,433
Exploration	-	78,428	528,667	607,095
Ending balance	$-	$263,860	$3,576,600	$3,840,460

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditure (continued)

Year Ended April 30, 2009

	McCart	Gold Rock
	Township	Property
	(Canada)	(Canada)
	(b)	(a)	Total

Opening balance	$-	$135,000	$135,000
Acquisition	5,000	-	5,000
Exploration	160,932	26,023	186,955
Write-off of exploration properties	-	(161,023)	(161,023)
Ending balance	$165,932	$-	$165,932

(a)	Gold Rock Property Project

Pursuant to a December 18, 2007 option agreement and subsequent amendment, the Company entered into an agreement to acquire a 100% interest in six mining claims located near Dryden, Ontario. To acquire the first 50% interest, the Company was required to:

(i) Make a cash payment of $50,000(paid);
(ii) Make a cash payment of $25,000 on or prior to the December 18, 2009;
(iii) Issue 100,000 common shares of the Company or make a cash payment of $50,000 on or prior to December 18, 2009; and
(iv) Complete of a minimum of $100,000 in exploration expenditures on or prior to December 18, 2008 (completed), and $300,000 of exploration expenditures on or prior to December 18, 2010.

To acquire the second 50% interest, the Company was required to:

(i) Make a cash payment of $50,000 on or prior to December 18, 2011;
(ii) Issue 600,000 common shares of the Company or make a cash payment of $400,000 on or prior to December 18, 2011; and
(iii) Complete a minimum of $500,000 in exploration expenditures on or prior to December 18, 2012.

As a result of poor exploration results, the Company entered into a termination agreement regarding this property and consequently, related capitalized costs were written off during the year ended April 30, 2009 and is no longer engaged in additional exploration operations on this property.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6. Interest in exploration properties and deferred exploration expenditures (continued)

(b)	McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid);

  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire 100% interest in the McCart Township Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the year end, the three claims were cancelled.

On August 24, 2010, Bridgeport granted to Gondwana Gold an option to acquire up to a 70% interest in the McCart Property. Gondwana Gold may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana Gold may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana Gold in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of April 30, 2011, the bid price of Gondwana Gold was $0.70 resulting in a unrealized gain of $200,000 which was recorded in other comprehensive income for the year ended April 30, 2011. At April 30, 2011, Gondwana Gold was valued at $280,000 using the bid price of the security.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(c)	Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement was to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million are due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1)	US$50,000 Canadian equivalent equals $51,795.

(d)	SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000
December 3, 2012	575,000

	$1,000,000

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(d)	SOESMI Property (continued)

During the year ended April 30, 2011, the Company has determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project in the amount of $611,352.

(e)	Simonetta Property

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and costs of $554,473 associated with the project have been written-off.

(f)	Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(f)	Rosario Project (continued)

To date, the Company has focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management has decided that the property does not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport has determined to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US $720,000. As a result, Rio Condor's rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written-off.

The Company has retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company is entitled to maintain its rights to the Tamara property by making the following cash payments.

	Cash payments (US$)

November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000
November 5, 2012	70,000
November 5, 2013	230,000

	$400,000

(g)	Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in 10 mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a net smelter return royalty of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see note 8(c)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked a further 156 claims adjacent to the properties and intends to continue with the land acquisition effort.

7.     Equipment

			Net Carrying	Net Carrying
			Amount	Amount
		Accumulated	April 30,	April 30,
	Cost	Amortization	2011	2010

Computer equipment	$30,234	$4,825	$25,409	$7,402
Software	315	158	157	-
Office equipment	1,788	219	1,569	328
Structures	15,567	3,207	12,360	13,410
Machinery and equipment	5,057	1,650	3,407	4,867

Total	$52,961	$10,059	$42,902	$26,007

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.     Capital stock

Authorized - Unlimited common shares

Issued

	Number of
	Common
	Shares	Amount

Balance, April 30, 2008 and 2009	7,895,000	$367,100
Issued for exploration property interest (Note 6(b))	150,000	19,500
Initial public offering, net of costs (a)	6,180,000	634,955
Private placement, net of costs (b)	12,590,000	8,722,037
Acquisition of Rio Condor Resources S.A. (Note 5)	1,200,000	2,040,000
Exercise of warrants	21,000	13,500
Fair value of exercise of warrants	-	1,875

Balance, April 30, 2010	28,036,000	$11,798,967
Public offering, net of costs (d)	17,250,000	13,885,090
Acquisition of mineral properties (c)	4,500,000	5,175,000
Exercise of warrants	793,600	452,600
Fair value of warrants exercised	-	100,144
Step-up warrants issued (Note 10)	-	(47,300)

Balance, April 30, 2011	50,579,600	$31,364,501

(a)	The Company completed its initial public offering on October 7, 2009 pursuant to which it issued an aggregate of 6,000,000 units at a price of $0.20 per unit to raise aggregate gross proceeds of $1,200,000 as per the final prospectus dated September 25, 2009. Each unit consisted of one common share of Bridgeport and one warrant. Each warrant entitles the holder thereof to acquire one additional common share of Bridgeport at an exercise price of $0.50 until October 7, 2014. The agent in the offering received an aggregate of 420,000 compensation warrants, each such compensation warrant entitling the agent to acquire one unit with the same terms as those issued in the initial public offering at an exercise price of $0.20 per unit until April 7, 2011. The agent elected to receive an aggregate of 180,000 units in satisfaction of $36,000 of commission to which it was entitled in connection with the offering, with the balance of the commission in the amount of $48,000 paid in cash. The aggregate proceeds raised of $1,236,000 were offset by the Black-Scholes value of the warrants issued of $432,600 and share issuance costs of $168,445.

(b)	On December 1, 2009, Bridgeport completed its non-brokered private placement financing, pursuant to which it issued an aggregate of 12,590,000 units at a price of $1.00 per unit to raise aggregate gross proceeds of $12,590,000. Each unit consisted of one common share of Bridgeport and one warrant. Each warrant entitles the holder to acquire one additional common share of Bridgeport until December 1, 2012 at an exercise price of $1.50 per share. The aggregate proceeds raised of $12,590,000 were offset by the Black-Scholes value of the warrants issued of $3,399,300 and share issuance costs of $468,663.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.     Capital stock (continued)

(b)	(continued) In connection with the private placement, Bridgeport paid fees in the aggregate amount of $503,400 to certain qualified registrants assisting in the offering, and issued an aggregate of 521,200 compensation warrants to such persons. Each compensation warrant entitles the holder to acquire one common share of Bridgeport at an exercise price of $1.00 per share for a period of one year from the date of issuance.

The Chairman of the Company subscribed for 1 million units at a price of $1.00 per unit. A former director of the Company subscribed for 100,000 units at a price of $1.00 per unit and a trust he controls subscribed for 50,000 units at a price of $1.00 per unit.

(c)	On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties Note 6(g).

(d)	On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2010.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options

(a)	Stock option plan

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

The following table reflects the continuity of stock options for the years ended April 30, 2011, 2010 and 2009:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2008 and 2009	-	-
Granted (1)(2)(3)(4)(5)(6)(7)(8)(9)	2,400,000	1.21

Balance, April 30, 2010	2,400,000	1.21
Granted (10)(11)(12)(13)(14)	2,340,000	1.01
Forfeited	(75,000)	2.10
Expired	(100,000)	2.40

Balance, April 30, 2011	4,565,000	1.06

(1)	On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2011 $nil (2010 - $56,000 and 2009 - $nil) was expensed to stock-based compensation.

(2)	On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2011, $59,454 (2010 - $97,153 and 2009 - $nil) was expensed to stock-based compensation.

(3)	On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the year ended April 30, 2011, $71,797 (2010 - $114,388 and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(4)	On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $110,822 (2010 - $158,767 and 2009 - $nil) was expensed to stock-based compensation.

	(5)	On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. As of April 30, 2011, 500,000 options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $189,612 (2010 - $275,685 and 2009 - $nil) was expensed to stock-based compensation.

	(6)	On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2011, $152,073 (2010 - $183,285 and 2009 - $nil) was expensed to stock-based compensation.

	(7)	On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. As of April 30, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $34,117 (2010 - $77,817 and 2009 - $nil) )was expensed to stock-based compensation.

	(8)	On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the year ended April 30, 2011, $18,947 (2010 - $20,493 and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(9)	On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. As of April 30, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. During the year ended April 30, 2011, 33,333 of these stock options were forfeited. For the year ended April 30, 2011, ($5,920) (2010 - $34,171 and 2009 - $nil) was reflected as a reversal to stock-based compensation.

	(10)	On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the year ended April 30, 2011, $172,227 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(11)	On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the year ended April 30, 2011, $481,064 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(12)	On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the year ended April 30, 2011, $56,859 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(13)	On March 15, 2011, the Company granted 35,000 options at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $4,508 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(14)	On March 15, 2011, the Company granted 55,000 options at $1.00 to employees of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $6,626 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(15)	During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant.

The weighted average fair value of the total options granted during the year ended April 30, 2011 on the grant date was $0.58 (2010 - $0.81).

As at April 30, 2011, the Company had the following stock options outstanding and exercisable:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options granted	date

200,000	200,000	0.35	0.69	January 7, 2012
500,000	500,000	0.35	3.31	August 20, 2014
200,000	133,333	1.20	3.54	November 12, 2014
250,000	166,667	1.20	3.55	November 17, 2014
300,000	200,000	1.40	3.61	December 7, 2014
500,000	333,333	1.40	3.61	December 7, 2014
250,000	166,667	2.15	3.70	January 11, 2015
25,000	16,667	2.40	3.76	February 1, 2015
400,000	133,333	1.05	4.40	September 23, 2015
1,600,000	533,333	1.00	4.65	December 21, 2015
250,000	83,333	1.00	4.69	January 7, 2016
35,000	11,667	0.85	4.88	March 15, 2016
55,000	18,333	1.00	4.88	March 15, 2016

4,565,000	2,496,666	1.06	3.97

The weighted average exercise price of exercisable stock options as at April 30, 2011 is $1.02 (2010 - $0.89) .

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(b)	Other stock-based compensation arrangements

During the year ended April 30, 2011, a significant shareholder of the Company, and a significant shareholder who is also a director and Chairman of the Company, granted an aggregate of 1,000,000 options to an officer of the Company to acquire certain of their holdings of common shares of the Company at an exercise price of $1.00 per share until September 29, 2015. These options were to vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 80%, risk-free rate of return of 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011.

10.     Warrants

The following table reflects the continuity of warrants for the years ended April 30, 2011, 2010 and 2009:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2008 and 2009	-	-
Granted (i)(ii)(iii)(iv)(v)	19,711,200	3,681,375
Exercised	(21,000)	(1,875)

Balance, April 30, 2010	19,690,200	3,679,500
Granted (Note 8(d))	9,660,000	2,003,127
Step-up warrants issued (vi)(vii)(viii)	420,000	47,300
Exercised	(793,600)	(100,144)
Expired	(151,600)	(25,772)

Balance, April 30, 2011	28,825,000	5,604,011

(i)	The grant date fair value of $420,000 was assigned to the 6,000,000 warrants issued as part of the initial public offering unit described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $101,247.

(ii)	The grant date fair value of $12,600 was assigned to the 180,000 warrants issued to the agent described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $2,341.

(iii)	The grant date fair value of $37,800 was assigned to the 420,000 compensation warrants described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 1.28% and an expected maturity of 1.5 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

10.     Warrants (continued)

(iv)	The grant date fair value of $3,399,300 was assigned to 12,590,000 warrants described in Note 8(b) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.5% and an expected maturity of 3 years. Issue costs associated with the warrant issue amounted to $173,341.

(v)	The grant date fair value of $88,604 was assigned to 521,200 warrants described in Note 8(b) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.13% and an expected maturity of 1 year.

(vi)	On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(vii)	On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(viii)	On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

10.     Warrants (continued)

As at April 30, 2011, the Company had the following warrants outstanding:

		Grant date
Number of	Exercise	fair	Expiry
Warrants	Price ($)	Value ($)	Date

6,575,000	0.50	$374,925	October 7, 2014
12,590,000	1.50	3,225,959	December 1, 2012
8,625,000	1.40	1,622,699	December 20, 2012
1,035,000(1)	1.00	380,428	December 20, 2012

28,825,000	1.22	$5,604,011

(1)	Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

The weighted average remaining contractual life of outstanding warrants as at April 30, 2011 is 2.03 years.

11.     Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 30.8% (2010 – 33% and 2009 – 33.3%) were as follows:

	2011	2010	2009

(Loss) before income taxes	$(7,742,503)	$(1,993,398)	$(172,452)

Expected income tax benefit based on statutory rate	(2,329,200)	(651,200)	(57,500)
Change in expected future tax rate	-	84,000	8,900
Differences in tax rates and other	714,200	-	-
Non deductible stock-based compensation	338,000	332,500	-
Others	411,911	28,700	-
Share issue cost	(340,000)	(187,900)	-
Tax benefit not recognised	755,900	378,700	-

Future income tax (recovery)	$(449,189)	$(15,200)	$(48,600)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

11.     Income taxes (continued)

b)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada and Chile approximate the following:

	2011	2010	2009

Future income tax assets (liabilities)
Property and equipment	$(3,200)	$-	$-
Deferred exploration expenditures	12,200	(446,289)	(18,100)
Non-capital losses	730,000	239,000	1,200
Share issuance costs	395,600	161,800	1,700

Future income tax (liabilities)	1,134,600	(45,489)	(15,200)
Valuation allowance for future tax (i)	(1,134,600)	(378,700)	-

Net future tax (liability)	$-	$(424,189)	$(15,200)

	(i)	The Company has provided a valuation allowance for future tax assets to the extent that it is not more likely than not that they will be realized.

c)	Tax Loss Carry-Forwards

The Company has approximately $2,019,000 of non-capital losses in Canada, $292,898 of non-capital losses in Chile and $118,268 in US, which can be used to reduce taxable income in future years and expire in the following years:

	Canada	Chile	US

2028	$2,000	$-	$-
2029	3,000	-	-
2030	844,000	-	-
2031	1,170,000	-	118,268
Indefinite	-	292,898	-

Total	$2,019,000	$292,898	$118,268

The Company also has approximately $7,400,000 of cumulative exploration and development expenditure pools in Canada and $3,047,000 of expenditure pools in Chile which may, in certain circumstances be used to reduce taxable income in future years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.     Related party transactions

The Company had the following related party transactions during the years ended April 30, 2011, 2010 and 2009:

(a)	During the year ended April 30, 2011, the Company paid consulting fees of $nil (2010 - $21,000 and 2009 - $nil) to a corporation that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b)	For the year ended April 30, 2011, the Company paid $40,000 (2010 - $36,000 and 2009 - $nil) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at April 30, 2011, MSSI was owed $12,562 (2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

(c)	For the year ended April 30, 2011, the Company paid $10,696, (2010 - $5,637 and 2009 - $nil) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Company is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at April 30, 2011, DSA was owed $989 (2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d)	During the year ended April 30, 2011, the Company paid management consulting fees of $65,625, (2010 - $37,500 and 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. Of this amount, $45,313 (2010 - $37,500 and 2009 - $nil) is reflected in management fees and $20,312 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations.

(e)	During the year ended April 30, 2011, the Company paid engineering consulting fees of $54,500, (2010 - $18,333 and 2009 - $nil) to a director of the Company. Of this amount, $26,250 (2010 - $18,333 and 2009 - $nil) is reflected in professional fees and $23,250 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations. As at April 30, 2011, the director was owed $2,260 (2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f)	During the year ended April 30, 2011, the Company paid/accrued geological consulting fees of $nil (2010 - $11,340 and 2009 - $nil) to a company that is controlled by a director of Bridgeport. These costs are included in interests in mineral properties and deferred exploration expenditures for the Rosario properties on the consolidated balance sheet.

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

(g)	See Note 9(b).

(h)	See Note 8(b)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

13.     Supplemental information

	2011	2010	2009
	$	$	$

Common shares issued pursuant to the McCart Township property agreement (Note 6(b))	-	19,500	-
Common shares issued pursuant to acquisition of Rio Condor Resources S.A.(Note 5)	-	2,040,000	-
Common shares issued pursuant to acquisition of Nevada properties (Note 6(g))	5,175,000	-	-
Units issued in exchange for commission (Note 8(a))	-	36,000	-
Warrants issued as share issuance costs (Note 8(d))	380,428	126,404	-
Value of warrants exercised	100,144	1,875	-
Value of warrants expired (Note 10)	25,772	-	-
Gondwana common shares received pursuant to the Agreement (Note 6(b))	80,000	-	-
Change in accrued exploration property expenditures	753,208	17,578	-

As at April 30, 2011, cash and cash equivalents consisted of a bank overdraft of $365,965 and cash equivalents of $23,236,859. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at April 30, 2011.

As at April 30, 2010, cash and cash equivalents consisted of cash of $981,301 and cash equivalents of $10,156,081.

As at April 30, 2009, cash and cash equivalents consisted of cash of $103,784.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

14.     Segmented information

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and prepaids	82,633	231,808	14,196	328,637
Short term investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration property and deferred exploration expenditures	171,596	1,056,761	6,430,690	7,659,047
Equipment	23,297	19,605	-	42,902

	$23,418,549	$1,306,346	$6,456,585	$31,181,480

April 30, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and prepaids	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	-	3,840,460
Equipment	5,156	20,851	-	26,007

	$11,393,452	$3,740,739	$-	$15,134,191

April 30, 2009	Canada	Chile	Total

Cash and cash equivalents	$103,784	$-	$103,784
Amounts receivable and prepaids	9,405	-	9,405

	113,189	-	113,189
Interest in exploration property and deferred exploration expenditures	165,932	-	165,932

	$279,121	$-	$279,121

15.     Commitments and contingencies

(a)	The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b)	Note 6(c) and (f)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

16. Subsequent events

(i)

On May 20, 2011, Bridgeport decided to terminate its rights to the Rosario, Eliana, and Julia property blocks and did not make the May 20, 2011 property payment of US$720,000. Bridgeport will retain its rights to the Trillador and Tamara properties which are subject to property payments totaling approximately US$100,000 due towards the end of fiscal 2012.

(ii)

On June 8, 2011, the Company granted 5,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iii)

On June 8, 2011, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iv)

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

	a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to the Option Agreement;

	b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

	c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

The Option Agreement remains subject to the approval of the TSX Venture Exchange.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles

(a)	The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i) Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(ii) Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties.

(iii) Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no impact.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(iv) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under U.S. GAAP, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance. The 4,000,000 flow-through shares issued in the December 2007 private placement were issued at the same price as the 3,395,000 non-flow-through shares issued pursuant to the same private placement and therefore proceeds of $nil were allocated to the sale of tax benefits relating to the flow-through shares.

Consolidated Balance Sheets

As at April 30,	2011	2010	2009

Assets
Canadian GAAP	$31,181,480	$15,134,191	$279,121
Cumulative exploration adjustment (Note 17 (a)(i))	(2,036,967)	(768,027)	(160,932)

US GAAP	$29,144,513	$14,366,164	$118,189

As at April 30,	2011	2010	2009

Future income tax liabilities
Canadian GAAP	$-	$424,189	$15,200
Cumulative income tax adjustment	-	(89,900)	(15,200)

US GAAP	$-	$334,289	$-

As at April 30,	2011	2010	2009

Capital stock
Canadian GAAP	$31,364,501	$11,798,967	$367,100
Flow-through share adjustment (Note 17 (a)(iv))	69,600	69,600	69,600

US GAAP	$31,434,101	$11,868,567	$436,700

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

As at April 30,	2011	2010	2009

Deficit
Canadian GAAP	$(9,404,617)	$(2,111,303)	$(133,105)
Cumulative exploration adjustment (Note 17 (a)(i))	(2,036,967)	(768,027)	(160,932)
Flow-through share adjustment (Note 17 (a)(iv))	(69,600)	20,300	(54,400)

US GAAP	$(11,511,184)	$(2,859,030)	$(348,437)

Consolidated Statements of Operations and Comprehensive Loss

For the year ended April 30,	2011	2010	2009

Net (loss) and comprehensive (loss) under Canadian GAAP	$(7,118,314)	$(1,978,198)	$(123,852)
Exploration adjustment (Note 17 (a)(i))	(1,268,940)	(607,095)	(75,932)
Future tax recovery (provision)	(89,873)	74,700	(9,450)

Net loss and comprehensive loss under US GAAP	$(8,477,127)	$(2,510,593)	$(209,234)

Basic and diluted loss per share
- US GAAP	$(0.24)	$(0.15)	$(0.03)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Consolidated Statements of Cash Flows

For the year ended April 30	2011	2010	2009

Cash flows from operating activities under Canadian GAAP	$(2,136,019)	$(933,193)	$5,411
Exploration expenditures (Note 17 (a)(i))	(2,294,469)	(607,095)	(186,955)

Cash flows from operating activities under US GAAP	$(4,430,488)	$(1,540,288)	$(181,544)

For the year ended April 30	2011	2010	2009

Cash flows from investing activities under Canadian GAAP	$(2,471,286)	$(1,085,076)	$(191,955)
Exploration expenditures (Note 17 (a)(i))	2,294,469	607,095	186,955

Cash flows from investing activities under US GAAP	$(176,817)	$(477,981)	$(5,000)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(b)	Recent United States GAAP pronouncements

  In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial position.

  In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC Topic 855 (“ASC 855”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company’s consolidated financial statements or results of operations.

  In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.